Mail Stop 3561

November 1, 2006

Shu Keung Chui, Chief Executive Officer
Business Development Solutions, Inc.
c/o Shixin Enterprise Aplication Software (Shanghai) Co., Ltd.
28/F., Citigroup Tower, 33 Hunyuanshiquao Rd., Pudong,
Shanghai, China, 200120

> **Re: Business Development Solutions, Inc.**
> **Form 10-KSB for Fiscal Year Ended**
> **December 31, 2005**
> **File No. 0-32433**

Dear Mr. Chui:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Branch Chief

cc: Dawn Bernad-Schultz, Esq.
Thelen Reid & Priest LLP
Fax: 202.508.4321